Exhibit 99.1

Contacts:

Investors:	Media:
AmSurg Corp.	Sard Verbinnen & Co
Claire M. Gulmi	Jonathan Gasthalter/Jared Levy/David Millar
Executive Vice President and Chief Financial Officer	(212) 687-8080
(615) 665-1283

AMSURG PROPOSES MERGER WITH TEAMHEALTH TO CREATE THE MARKET LEADER IN PHYSICIAN SERVICES

Provides 36% Current Premium to TeamHealth Shareholders

Combination Creates Leading National Provider of Outsourced Physician Services

with Expanded Growth Opportunities and Enhanced Free Cash Flow

Expected To be Immediately Accretive to Earnings Based on Synergies of $200-$290 Million

Enables Optimized Financing for AmSurg/TeamHealth and TeamHealth/IPC Transactions

NASHVILLE, Tenn., October 20, 2015 – AmSurg Corp. (Nasdaq: AMSG) today announced a proposal to combine with Team Health Holdings, Inc. (NYSE: TMH) in a stock-and-cash merger at a fixed exchange ratio of 0.768x AmSurg shares per Team Health share, which will result in pro forma 50/50 ownership of the combined company. TeamHealth shareholders also will receive cash consideration of $11.49 per share. The proposal has a total current value of $71.47 per TeamHealth share, or a total enterprise value of $7.8 billion, based on AmSurg’s closing stock price yesterday. This represents a current premium of 36% to TeamHealth shareholders.

Christopher A. Holden, President and Chief Executive Officer of AmSurg, said, “Our proposed combination will be transformational for both AmSurg and TeamHealth shareholders as well as for the physician services sector as a whole. TeamHealth shareholders will receive immediate cash value equivalent to 22% of its market capitalization, and share equally in our combined company’s upside. The combined company will have significantly enhanced free cash flow, expanded opportunities to accelerate growth, an attractive risk profile, $200 million to $290 million in annual synergies, and the ability to rapidly de-leverage. Comprising a network of more than 1,200 healthcare facilities and approximately 20,000 clinicians, AmSurg and TeamHealth together will become the most comprehensive provider of outsourced clinical services to health systems, and will create a platform for unprecedented growth in the sector. Together, we will hold leading positions in several industry verticals: ambulatory surgery, anesthesia, emergency services, hospitalists, radiology and neonatology.”

“This combination will be a true partnership that will integrate our industry-leading physician sub-specialties and expand and deepen the combined company’s health system relationships, instantly creating an extensive national geographic footprint,” said Mr. Holden. “Our combined scale and comprehensive service portfolio, coupled with a shared commitment to quality and coordination of care and maintaining close physician relationships, will have tremendous benefits for our health system clients, payers, physicians, and the employees of both companies.”

Mr. Holden added, “We believe AmSurg’s successful acquisition and integration of Sheridan can serve as a roadmap for the partnership with TeamHealth. The financial performance of AmSurg since closing that transaction has exceeded our initial public guidance on every metric. Engaging now also gives us the opportunity to further enhance shareholder value by optimizing the financing of the AmSurg/TeamHealth and TeamHealth/IPC transactions and could decrease aggregate financing expense by $100 million to $150 million. We believe strongly in this combination and hope TeamHealth’s Board will engage with us promptly to reach an agreed transaction.”

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AMSG Proposes Merger With TeamHealth To Create The Market Leader In Physician Services

October 20, 2015

Under the terms of the proposed merger, the combined company would assume the TeamHealth name, and TeamHealth would continue to operate out of its headquarters. The Board of Directors will include representatives from AmSurg and TeamHealth. Mr. Holden will be Chief Executive Officer and will lead a management team comprised of senior leaders from both organizations. The AmSurg and Sheridan operations will retain their brands.

Guggenheim Securities and J.P. Morgan Securities LLC are acting as financial advisors and Bass, Berry & Sims PLC is acting as legal counsel to AmSurg in connection with the proposed transaction.

Representatives of AmSurg met with representatives of TeamHealth to discuss the proposed merger in September 2015. Below is the text of a letter that was sent on October 12, 2015 to Lynn Massengale, Chairman of TeamHealth, regarding the proposed merger:

October 12, 2015

Board of Directors

Team Health Holdings, Inc.

265 Brookview Centre Way, Ste. 400

Knoxville, TN 37919

c/o Lynn Massingale, Chairman

Dear Members of the Board:

We appreciated the opportunity to meet with Dr. Lynn Massingale on September 30, 2015, to discuss our bold vision for the potential combination of our two companies. Dr. Massingale characterized our presentation as both “thoughtful and thought-filled.” We left the meeting optimistic that our proposal would be given robust consideration with adequate resources and expertise. Instead, we are disappointed to learn that you chose not to engage with us based on what appears to be a very cursory analysis of our specific proposal and key deal terms. Our goal here is to ask you to reconsider your position with full appreciation of solutions available to address your immediate concerns.

We are mindful that TeamHealth is nearing the completion of its acquisition of IPC. We recognize that your initial reaction to our proposal reflects caution and conservatism flowing from that pending transaction. While we appreciate that timing is a reasonable issue here, the question is not “why now?’ but rather “why wait?”. We want to reiterate that we are fully supportive of that transaction, and the combination of AmSurg and TeamHealth would not prevent or delay its closing but in fact, further ensure its success. We have every confidence in TeamHealth’s ability to integrate IPC. More importantly, as I relayed to Dr. Massingale and Mike Snow, we believe we have solutions and specific integration experience and success that more than adequately address your short term fears and concerns. We also believe you have access to the resources and experts necessary to simultaneously vet this proposal. The magnitude of this opportunity far outweighs any manageable integration risk. In addition, if you were not to engage with us now in a collaborative way, it could possibly sub-optimize the capital structure of a combination with AmSurg in the future - or worse - result in the loss of this opportunity completely. This is a bold vision that requires bold leadership from both Boards. Now is the time.

We believe our vision is catalytic and transformational, not only for our respective companies, but also to the physician services sector. Our specific proposal reflects that as well. We’re in it together 50-50 and neither one of us is truly “selling”. We view it as a true partnership with a shared vision and the opportunity for our shareholders to participate equally in the value created. We are confident that TeamHealth is the ideal partner with industry leading physician sub-specialties and deep health system relationships that complement ours. We share the same strong and differentiating commitment to quality of care and cultural commitment to working with physicians. We have a unique opportunity to give

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AMSG Proposes Merger With TeamHealth To Create The Market Leader In Physician Services

October 20, 2015

physicians a meaningful voice in the consolidation of healthcare. Together, we would embark on a strategy to build the most comprehensive provider of outsourced clinical services. We would also be better positioned for the future and to be the trusted partner to health systems and payers in coordinating care and reducing cost across the healthcare system. Ultimately, we believe our health system clients, payers and physicians will be highly supportive of our combination as they share the same vision we do. The combination of TeamHealth and AmSurg is compelling strategically and financially, and our Board of Directors and management team are committed to working with you to pursue a merger of our two companies.

As you know, we have fully integrated the Sheridan acquisition successfully. The financial performance of AmSurg since closing has exceeded our initial public guidance on every major metric. Additionally, we have achieved these results without disruption to the organizations of either legacy company. We believe that experience, along with the overall size and diversification of our combined companies, can add tremendous value to the IPC integration and help de-risk the execution to TeamHealth shareholders. Engaging now also gives us the opportunity to further enhance shareholder value by optimizing the financing packages for the AmSurg/TeamHealth and TeamHealth/IPC transactions to minimize unnecessary, but meaningful transaction and financing expenses of more than $100mm. By leveraging these financing synergies, the combined company is better positioned for growth and infrastructure investments. In order to reduce potential breakage costs for debt incurred by TeamHealth to finance the IPC Acquisition (which would likely need to be refinanced in the event of an AmSurg/TeamHealth business combination) and to avoid potential disclosure issues regarding negotiations for an AmSurg/TeamHealth business combination in connection with marketing the new TeamHealth debt, we have engaged in discussions with J. P. Morgan Securities LLC about arranging replacement debt financing for TeamHealth and J.P. Morgan has issued to us a “highly confident letter” which is attached as Exhibit A hereto. J.P. Morgan is prepared to discuss with you and any of your other potential financing sources replacement financing on the terms described in the highly confident letter.

We have spent significant time exploring the merits of this potential transaction. We analyzed the relative growth prospects and valuation of the two companies – as well as incremental benefits of combination – and this analysis has solidified our view that AmSurg and TeamHealth are ideal partners. Our Board of Directors is fully supportive of this proposal. We are also very confident that our respective shareholders will be highly supportive of a merger as outlined in this letter—particularly given the substantial shareholder overlap between our two companies.

Taking all of these factors into account, we are proposing a merger that reflects our respective strategic and financial contributions to create the best in class provider of outsourced clinical services.

1.	Merger Terms: A stock-for-stock merger at an exchange ratio of 0.768x, which implies a pro forma ownership split of 50%/50% and which would enable both companies’ shareholders to share in the upside of the combined business as equal partners. Additionally, TeamHealth shareholders would receive cash consideration equal to $11.49 per share, which is approximately 22% of TeamHealth’s current market capitalization. This proposal implies a current value of $74.85 per share and a premium of 42% based on closing prices on Oct. 9, 2015. While we recognize the equity markets have been turbulent, we believe this offer, at a value greater than TeamHealth’s all-time high, represents a compelling opportunity for all of our shareholders. Further, though TeamHealth has experienced a recent decline in its share price—even since our face to face meeting on September 30th — we are proposing the same economic terms we proposed in that meeting. Simply put, this proposal is in no way intended to be “opportunistic” relative to short-term stock price movements.

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AMSG Proposes Merger With TeamHealth To Create The Market Leader In Physician Services

October 20, 2015

At the average of current peer trading multiples and with $200mm of pro forma synergies (which includes the announced $60mm of TeamHealth/IPC synergies), we believe this proposal would result in total value per share to TeamHealth’s shareholders of approximately $83.00 (a premium of approximately 57% to TeamHealth’s current)—well in excess of the “headline” price. This structure provides your shareholders liquidity and certainty for a significant portion of their current holdings in TeamHealth, while preserving equal participation in the future upside of the combined company.

2.	Strategic Rationale & Key Drivers of Value

•	Pursuing a combination now creates substantial opportunities for combined company

•	Control the combined company’s position in a consolidating industry

•	Enhance synergies from the IPC deal with synergies from an AmSurg/TeamHealth combination

•	Reduce risks of standalone IPC integration with AmSurg’s integration experience from Sheridan

•	Most comprehensive provider of outsourced physician services to health systems

•	Largest national provider of outsourced physician services

•	Industry leading physician sub-specialties across the continuum of care (surgical to medical home)

•	Provide the most robust suite of integrated system solutions to healthcare systems

•	Best positioned to capitalize on trend towards more comprehensive health system relationships

•	Powerful combination with new and expanded opportunities to accelerate growth

•	Breadth and depth of services accelerates cross-sell and new contract wins

•	Broader geographic presence and greater scope of care expands universe of acquisition candidates

•	Move to a “solutions” provider to health systems creates opportunities to expand into new areas

•	Enhance relationships with health insurers in the midst of increasing consolidation

•	Aligned with the future: Best positioned to enable providers transition to value based care

•	Network of over 1,600 hospitals and employ ~20,000 physicians

•	Best positioned to coordinate care and reduce costs to the healthcare system

•	Best partner to help navigate new payment models and provider risk-sharing

•	At the forefront of key fee for value initiatives such as Bundled Payments for Care Initiatives

•	Becomes an “enabling provider” with services delivered across the continuum of care

•	Capabilities to manage patients from hospital to home

•	Value of the hospitalist as care coordinator will only increase

•	Potential to significantly enhance shareholder value with both sides equally sharing in upside

•	Highly compelling strategically

•	New and expanded opportunities accelerating growth

•	Significantly enhanced free cash flow to support future growth

•	Highly attractive risk profile with diversified business offerings

•	Meaningfully accretive to earnings with significant synergies: $200mm+

3.	Financing: We do not expect the final terms of a definitive merger agreement to include a financing condition. Our financial advisors, Guggenheim Partners and J.P. Morgan, are highly confident in the ability to finance the proposed combination of AmSurg and TeamHealth, as well as the pending acquisition of IPC (attached as Exhibits A & B). We are eager to work with you to refine the appropriate capital structure for the combined company.

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AMSG Proposes Merger With TeamHealth To Create The Market Leader In Physician Services

October 20, 2015

4.	Due Diligence: Our proposal is based solely on publicly available information and our own internal management estimates. We appreciate that each party will need to perform due diligence to better appreciate the opportunities and risks of the other and form a view on the potential of the combined business (mutual due diligence). We look forward to working together to develop a due diligence plan that minimizes any disruption to either business and that will not disrupt or delay the pending acquisition of IPC. We are prepared to immediately assign appropriate resources to the due diligence effort and to begin negotiating definitive agreements during the due diligence period. We are confident in our respective abilities to sign definitive agreements within 30 days following the commencement of due diligence.

5.	Conditions and Approvals: While the terms of any potential transaction would be set forth in the definitive agreements, we would expect the merger to be subject to customary conditions, including a shareholder vote at both companies as well as obtaining required regulatory approvals.

6.	Contract Terms: We would expect that any definitive agreement would contain representations, warranties and covenants, including with respect to deal protections, customary for transactions of this type.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding a transaction or any other matter. There will be no legally binding agreement between us regarding a transaction unless and until a definitive agreement is executed.

It is the right time to put our companies together to create maximum, long-term value for shareholders of TeamHealth and AmSurg. We are all well aware of the consolidation that is reshaping the broader healthcare landscape and share the belief that we are at the precipice of consolidation in our sector as well. We are also aware that the combination we propose in this letter is not your only strategic option, nor is it ours. Having said that, we believe it is the right combination for both companies. Moving expeditiously and deliberately would enable us to proactively shape our shared role in this rapidly consolidating environment.

We are very excited by the prospect of combining our two businesses and believe, if presented for consideration, the combination will be extremely attractive to and compelling for the shareholders of both AmSurg and TeamHealth. It is our strong desire to engage with you directly in a constructive transaction dialogue. We believe time is of the essence and the first mover advantage will drive significant incremental value. We look forward to moving expeditiously toward a successful transaction.

Please feel free to contact me with any questions or concerns. I look forward to your response.

Yours truly,

Christopher A. Holden
President and Chief Executive Officer

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AMSG Proposes Merger With TeamHealth To Create The Market Leader In Physician Services

October 20, 2015

Conference Call, Webcast, Investor Presentation

AmSurg Corp. will hold a conference call Tuesday, October 20, 2015, at 8:30 a.m. eastern time. The dial-in number is (719) 325-2356, pass code 7964659. Presentation materials related to the conference call will be available on the Company’s web site, www.amsurg.com, by following the link to Investors. A telephonic replay of the conference call will be available through midnight on October 26, 2015, by dialing (719) 457-0820 and entering pass code 7964659. Investors will also have the opportunity to listen to the conference call over the Internet by going to the Company’s web site and following the link to Investors at least 15 minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available at these sites shortly after the call and continue for 30 days.

About AmSurg Corp.

AmSurg’s Ambulatory Services Division acquires, develops and operates ambulatory surgery centers in partnership with physicians throughout the U.S. AmSurg’s Physician Services Division, Sheridan, provides outsourced physician services in multiple specialties to hospitals, ASCs and other healthcare facilities throughout the U.S., primarily in the areas of anesthesiology, children’s services, emergency medicine and radiology. Through these businesses as of June 30, 2015, AmSurg owned and operated 250 ASCs in 34 states and provided physician services to more than 350 healthcare facilities in 27 states. AmSurg has partnerships with, or employs, over 5,000 physicians in 38 states and the District of Columbia.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding AmSurg’s proposed business combination transaction with TeamHealth (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding AmSurg’s (and AmSurg’s and TeamHealth’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and service line growth of AmSurg (and the combined businesses of AmSurg and TeamHealth), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of AmSurg based upon currently available information.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from AmSurg’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which AmSurg is unable to predict or control, that may cause AmSurg’s actual results, performance or plans with respect to TeamHealth, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in AmSurg’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed transaction with TeamHealth include, but are not limited to, uncertainty as to whether AmSurg will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on AmSurg’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of

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AMSG Proposes Merger With TeamHealth To Create The Market Leader In Physician Services

October 20, 2015

the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of TeamHealth’s businesses and operations with AmSurg’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

In addition to the factors set forth above, other factors that may affect AmSurg’s plans, results or stock price including, but not limited to, the following risks: AmSurg may face challenges managing its physician services division as a new business and may not realize anticipated benefits; AmSurg may become subject to investigations by federal and state entities and unpredictable impacts of the Health Reform Law; AmSurg may not be able to successfully maintain effective internal controls over financial reporting; AmSurg may not be able to implement its business strategy, manage the growth in its business, and integrate acquired businesses; AmSurg’s substantial indebtedness and restrictions in its debt instruments could adversely affect its business or its ability to implement its growth strategy, or limit its ability to react to changes in the economy or its industry; AmSurg may not generate sufficient cash to service its indebtedness; regulatory changes may obligate AmSurg to buy out interests of physicians who are minority owners of its surgery centers; AmSurg may not be able to successfully maintain its information systems and processes, implement new systems and processes, and maintain the security of those systems and processes; AmSurg may be subject to litigation and investigations and liability claims for damages and other expenses not covered by insurance; AmSurg may be required to write-off a portion of its intangible assets; payments from third-party payors, including government healthcare programs, may decrease or not increase as AmSurg’s costs increase; there may be adverse developments affecting the medical practices of AmSurg’s physician partners; AmSurg may not be able to maintain favorable relations with its physician partners; AmSurg may not be able to grow its ambulatory services revenue by increasing procedure volume while maintaining operating margins and profitability at its existing surgery centers; AmSurg may not be able to compete for physician partners, managed care contracts, patients and strategic relationships; adverse weather and other factors beyond AmSurg’s control may affect its business; AmSurg may be adversely impacted by changes in patient volume and patient mix; several client relationships generate a significant portion of AmSurg’s physician services revenues; AmSurg’s physician services contracts may be cancelled or not renewed or AmSurg may not be able to enter into additional contracts under terms acceptable to it; reimbursement rates, revenue and profit margin under AmSurg’s fee-for-service physician services payor contracts may decrease; AmSurg may not be able to timely or accurately bill its services; AmSurg may not be able to enroll its physician services providers in the Medicare and Medicaid programs on a timely basis; AmSurg’s strategic partnerships with healthcare providers may not be successful; AmSurg may not be able to successfully recruit and retain physicians, nurses and other clinical providers; AmSurg may not be able to accurately assess the costs it will incur under new contracts; AmSurg’s margins may be negatively impacted by cross-selling to existing clients or selling bundled services to new clients; AmSurg may not be able to enforce non-compete agreements with its physicians and other clinical employees in some jurisdictions; there may be unfavorable changes in regulatory, economic and other conditions in the states where AmSurg operates; legislative or regulatory action may make AmSurg’s captive insurance company arrangement less feasible or otherwise reduce its profitability; AmSurg’s reserves with respect to its losses covered under its insurance programs may not be sufficient; and the other risk factors are described in AmSurg’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated by other filings with the Securities and Exchange Commission. Consequently, actual results, performance or developments may differ materially from the forward-looking statements included above. AmSurg disclaims any intent or obligation to update these forward-looking statements.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, AmSurg may file a registration statement and/or tender offer documents with the SEC in connection with a possible business combination transaction with TeamHealth. AmSurg and TeamHealth shareholders should read those filings, and any other

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AMSG Proposes Merger With TeamHealth To Create The Market Leader In Physician Services

October 20, 2015

filings made by AmSurg with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, as well as AmSurg’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at AmSurg’s website at www.amsurg.com.

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